Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands of U.S. dollars, except ratios)	Nine Months Ended September 30, 2009	Year End December 31, 2008	Year End December 31, 2007	Year End December 31, 2006	Year End December 31, 2005	Year End December 31, 2004
Earnings:
Pre-tax income (loss)	$188,635	$(174,086)	$302,827	$217,988	$10,477	$141,754
Fixed charges	16,021	37,462	43,562	14,503	23,235	21,190

Total Earnings (Loss)	$204,656	$(136,624)	$346,389	$232,491	$33,712	$162,944

Fixed Charges:
Interest and amortization on indebtedness	$14,741	$36,143	$42,702	$13,832	$22,764	$20,644
Rental expense at 33.3% (1)	1,280	1,319	860	671	471	546

Total Fixed Charges	$16,021	$37,462	$43,562	$14,503	$23,235	$21,190

Ratio of Earnings to Fixed Charges	12.77	(3.7)	8.0	16.0	1.5	7.7

Deficiency	N/A	$174,086	N/A	N/A	N/A	N/A

(1)	33.3% represents a reasonable approximation of the interest factor